

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

>   **Re: ZEEKR Intelligent Technology Holding Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted December 7, 2022**
>   **CIK No. 0001954042**

Dear Jing Yuan:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted December 7, 2022

Cover Page

1.   We note your disclosure on your cover page relating to the PCAOB's determinations and the Holding Foreign Companies Accountable Act. Please also disclose that your auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, is subject to the determinations announced by the PCAOB on December 16, 2021 and that you expect to be identified by the Commission subject to the HFCAA.

Prospectus Summary, page 1

2.   Please revise to ensure that the information you provide in your summary is balanced. For example, we note your substantial reliance on Geely for the manufacturing of your products, your related party sales, and your history of net losses. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Use of Proceeds, page 79

3.   Please clarify if you will receive proceeds from the AED transaction and, if so, how you intend to use those proceeds.

Our Relationship with Geely Group, page 89

4.   For each agreement discussed in this section, revise to describe in reasonable detail the specific terms of the agreements, including the respective rights and obligations of the parties and the duration of the agreements. Include quantitative disclosure of the costs borne by each party and minimum capacity allocated to your operations.

Our Relationship with Geely Group
Cooperation Framework Agreement, page 89

5.   We note you purchase vehicles for resale from Geely Holding at a price made up of purchase cost of direct materials and a pre-agreed markup. Please describe the manufacturer's warranty provided by Geely Holding for these vehicles and to what extent the manufacturer's warranties have on your accounting for warranty expenses, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 97

6.   We note from your disclosure on page 93 (Segment Reporting) that you have three operating segments (i.e., ZEEKR Segment, Viridi Segment, and CEVT Segment) and that you evaluate the performance of your reportable segments based on net revenues and segment profits. Please revise to discuss significant components of revenue and cost of revenues along your segmental lines (as determined under ASC 280). Segment analysis is usually necessary to enable a reader to understand the consolidated amounts but it should not result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information. The discussion and analysis of segments may be integrated with the discussion of the consolidated amounts to avoid unnecessary duplication. The discussion and analysis should be comprehensive and all components of your results of operations, including those that may not be allocated to the segments in determining the segmental profit or loss should be discussed.

7.   We note throughout your discussion and analysis of the results of operations starting on pages 98 (for the Nine months ended September 30, 2022 compared to nine months ended

September 30, 2021) and 100 (for the Year ended December 31, 2021 compared to year ended December 31, 2020) that you attribute the changes in each financial statement line item to numerous causal factors. Please revise your MD&A to provide a more detailed and granular discussion that would provide greater transparency into the material components and potential variability of your revenues, cost of revenues, operating expenses, and other income (expense). For example, you should identify each financial statement line item and where you have multiple components your disclosures should:
• identify and quantify each individually significant component of revenues, cost of revenue, operating expenses, and other income (expense);
• quantify the change in each respective component during each period; and
• discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified.
To facilitate a clear and comprehensive understanding, consider providing tabular information to supplement your discussion and analysis. For example, expand your discussion of revenues from vehicle sales to quantify each component (e.g., electric vehicle sales, charging solutions, and various after-sales services and value-added services) and discuss the number of units sold in each respective period.

Gross Profit, Gross Profit Margin, page 99

8.   Please revise to disclose if you expect a similar cost of sales and gross profit margin following this public offering. If not, compare your current costs and margin with the expected costs and margin percentage. Ensure your revisions discuss your cooperation framework agreement with Geely. Also revise to discuss how your revenues and other line items are expected to change after this offering.

Capital Expenditures, page 104

9.   We note you made significant capital expenditures for property, plant and equipment, as well as facilities related to sales and marketing activities. You also disclose that, going forward, you "expect to make capital expenditures primarily on properties and manufacturing facilities related to Ningbo Viridi and leasehold improvements for our retail stores." To the extent your expected expenditures are not already included in contracted arrangements disclosed in your commitments and contractual obligations discussions, please provide an estimate of the amount of capital necessary to accomplish these goals as well as the timing of such costs. See Item 303(a)(2) of Regulation S-K.

Critical Accounting Estimates, page 105

10.   Please expand your disclosure to include quantitative information to assist investors in understanding the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available.

Internal Control Over Financial Reporting, page 107

11.   We note your disclosure of three material weaknesses over your internal control over financial reporting identified in connection with the audit of your combined and consolidated financial statements as of and for the year ended December 31, 2021. For the first two material weaknesses identified, with remediation plans underway, please disclose how long you estimate it will take to complete your plan and also disclose any associated material costs that you have incurred or expect to incur. For the third material weakness, we note the use of qualifying language "We *believe* we have remediated the third material weakness as of the date of this prospectus." Please revise or advise.

Business, page 117

12.   Provide a description of the sources and availability of raw materials, including a description of whether prices of principal raw materials are volatile. Please also dislosure whether and to what extent you are responsible for the procurement of raw materials under your Cooperation Framework Agreement with Geely. Refer to Item 4.B of Form 20-F.

OUR COMPETITIVE STRENGTHS, page 119

13.   Please clarify how you are an "independently-run startup-style company" given your relationship and your directors' affiliations with Geely Auto.

MANUFACTURING AND QUALITY CONTROL, page 140

14.   Please expand your disclosure in this section to describe the manufacturing operations of all aspects of your business, including Ningbo Viridi. Please also clearly state here whether the ZEEKR Factory is owned and operated by Geely Auto and, if so, how you are able to "retain effective oversight of key manufacturing and procurement processes and product quality."

RELATED-PARTY TRANSACTIONS, page 173

15.   We note your transactions with Geely Group and its affiliates and your disclosure on page 49 that you "have entered into several agreements with Geely Group." Please file all related agreements as exhibits to your registration statement, including any agreements with Geely related to your acquisition and majority ownership of Ningbo Viridi, and any agreements related to your product sales to Geely. Refer to Item 601(b)(10) of Regulation S-K.

Description of Share Capital, page 174

16.   Please provide a description of your exclusive forum provision. Likewise, in your disclosure beginning on page 185, discuss the provisions referenced in the risk factors on pages 72-75.

Notes to the Consolidated Financial Statements

Principle Activities and History of the Group, page F-11

17. We note your February 2022 acquisition of CEVT from Geely Holding. Please tell us what consideration you gave to include the financial statements for CEVT pursuant to Rule 3-05 of Regulation S-X.

Summary of Significant Accounting Policies, page F-12

18. We note your risk factor and regulatory disclosures related to the recalls of defective automobiles. We also note news items related to a July 2022 recall of over 100,000 vehicles by Geely. Please tell us your consideration of including an accounting policy for recall costs.

19. You disclose "strong in-house R&D capabilities", including but not limited to your proprietary ZEEKR OS and autonomous driving solutions. Please disclose your accounting policy for Internal-use software development costs, if material. Refer to ASC 350-40.

Segment Reporting, page F-43

20. You disclose that your Viridi Segment, manufactures batteries and other components distributed to Europe and PRC. If material, please quantify how much of the Viridi Segment revenue is attributable to sales of battery packs and components that are subsequently repurchased as part of ZEEKR 001 models, on an OEM basis, from the ZEEKR Factory. We refer to your disclosure that your ZEEKR 001 model can be equipped with 86 kWh battery packs developed by Ningbo Viridi.

Exhibits

21. Please file the consent of Swedish counsel to the reference to its name on page 84.

General

22. Please provide bases for your statements wherever you claim that one of your products of technologies is "industry-leading."

23. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:
• suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
• experience labor shortages that impact your business;
• experience cybersecurity attacks in your supply chain;
• experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other

raw material sourced from Russia, Belarus, or Ukraine OR cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
• experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
• be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
• be exposed to supply chain risk in light of Russia's invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension.
Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

24. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

25. Please consistently disclose whether and to what extent you will rely on controlled company or home country corporate goverance exemptions. Your disclosures on pages 13, 50, 76, 77 and 165-66 currently inconsistently disclose your intentions to rely on those exemptions.

26. Given the disclosure regarding the numerous strengths of your company and its operations, please revise to explain the reasons for this transaction and operating independently from Geely in the future.

27. Please clarify how Regulation S will apply to the AED, considering it appears that Geely will distribute securities to its holders.

You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He